SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  February 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. Press Release re RADA Electronic Industries Announces Full Year 2003 Results with Significant Growth in Revenues dated February 26, 2004.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

RADA Electronic Industries Announces Full Year 2003 Results with Significant Growth in Revenues. RADA Has Achieved $758,000 Net Profit after Six Years of Losses

Thursday February 26, 1:36 pm ET

NETANYA, Israel, February 26 /PRNewswire-FirstCall/ --

RADA Electronic Industries Ltd. (Nasdaq SmallCap: RADIF - News) today reported its financial results for the year ended December 31, 2003. The company reported net profit of $758,000 after six years of losses. Revenues in 2003 increased by 18% to $12.3 million. The Company's net income of $758,000, or $0.04 per share, compares with a loss of $2.5 million, or $0.15 per share, for the year ended December 31, 2002. Gross operating margin increased to 22% in 2003 from 11% at 2002.

Commenting on the results, RADA's CEO, Mr. Adar Azancot stated, "2003 was an important year for RADA, as the impact of the efforts of management and employees over the past five years began to materialize. We foresee continued growth in 2004 and expect that our operating results will continue to improve, as we emerge from our turnaround period. We have defined both a short and long term growth strategy for our company and we are implementing those actions that are necessary to achieve our growth targets."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries, with 110 staff. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS
US dollars in thousands, except share and per share data

                                                            December 31,
                                                          2003         2002

ASSETS

    CURRENT ASSETS:
    Cash and cash equivalents                            $ 467        $ 570
    Trade receivables (net of allowance for
    doubtful accounts of $ 214 at December 31,
    2003 and 2002, respectively)                         3,496        1,832
    Other accounts receivable and prepaid
    expenses                                               250           93
    Cost and estimated earnings in excess of
    billing on uncompleted contracts                       176            -
    Inventories                                            873        1,077

    Total current assets                                 5,262        3,572

    LONG-TERM RECEIVABLES AND DEPOSITS:
    Long-term receivables                                  990          893
    Leasing deposits                                        71           70
    Severance pay fund                                   1,511        1,334

                                                         2,572        2,297

    PROPERTY AND EQUIPMENT, NET                          4,728        5,611

    INTANGIBLE ASSETS, NET                               1,987        3,127

    Total assets                                      $ 14,549     $ 14,607

    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
    Short-term bank credit and loans                   $ 2,343      $ 5,697
    Trade payables                                         640          635
    Other accounts payable and accrued expenses          3,317        2,949
    Deferred revenues                                    1,062        1,771
    Billings in excess of costs and estimated
    earnings on uncompleted contracts                    1,836          575

    Total current liabilities                            9,198       11,627

    ACCRUED SEVERANCE PAY                                2,048        2,043

    CONTINGENCIES, COMMITMENTS AND CHARGES

    MINORITY INTEREST                                      425          452

    SHAREHOLDERS' EQUITY:
    Share capital
    Ordinary shares of NIS 0.005 par value -
    Authorized: 45,000,000 shares at December 31,
    2003 and 2002; Issued and outstanding:
    18,510,716 shares at December 31, 2003 and
    2002                                                   108          108
    Additional paid-in capital                          59,139       58,785
    Warrants                                             1,405          124
    Accumulated deficit                                (57,774)     (58,532)

    Total shareholders' equity                           2,878          485

    Total liabilities and shareholders' equity        $ 14,549     $ 14,607

    CONSOLIDATED STATEMENTS OF OPERATIONS
    US dollars in thousands, except share and per share data
                                                  Year ended December 31,
                                              2003        2002         2001
    Revenues:
    Products                                $ 8,977    $ 6,773      $ 5,883
    Services                                  3,338      3,626        2,459

                                             12,315     10,399        8,342
    Cost of revenues:
    Products                                  6,933      6,685        6,079
    Services                                  2,659      2,538        1,337

                                              9,592      9,223        7,416

    Gross profit                              2,723      1,176          926

    Operating expenses:
    Research and development expenses           -          122          534
    Marketing, selling, general and
    administrative expenses                   2,698      3,089        3,617

    Total operating expenses                  2,698      3,211        4,151

    Operating income (loss)                      25     (2,035)      (3,225)
    Financial income (expenses), net            708       (364)        (210)
    Other expenses, net                          (2)      (290)         (30)

                                                731     (2,689)      (3,465)
    Minority interest in losses of
    subsidiaries                                 27        206           96

    Net income (loss)                         $ 758   $ (2,483)    $ (3,369)

    Basic net income (loss) per share        $ 0.04    $ (0.15)     $ (0.24)

    Diluted net income (loss) per
    share                                    $ 0.04    $ (0.15)     $ (0.24)

    Weighted average number of shares
    used in computing basic net
    income (loss) per share (in
    thousands)                                18,511     16,555       13,817

    Weighted average number of shares
    used in computing diluted net
    income (loss) per share (in
    thousands)                                19,704     16,555       13,817


    Contact:
    Elan Sigal- C.F.O,
    RADA Electronic Industries Ltd.,
    Tel: +972-9-8921111







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                 (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: February 26, 2004